FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2001

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Micrologix Annual Meeting Recap David Scott Appointed Chairman- Incoming CEO introduced- Clinical Update

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    November 27, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE	TRADING SYMBOL: TSE: MBI US OTC: MGIXF
Investor & Media Relations Contacts: Art Ayres / Jonathan Burke Micrologix Biotech Inc. Telephone: 604.221.9666 Toll-Free: 1.800.665.1968	Zev Korman Fleishman-Hillard Canada Inc. Telephone: 416.214.0701 Fax: 416.214.0720

Micrologix Annual Meeting Recap

David Scott Appointed Chairman- Incoming CEO introduced- Clinical Update

Vancouver, September 6, 2001 - Micrologix Biotech Inc. today reported on events at its annual general meeting held this afternoon.  At the meeting it was announced that William J. (Bud) Foran was retiring as Chairman of the Board and is being succeeded by Board member David Scott.  Mr. Foran remains a director of the company.  In addition to Mr. Foran and Mr. Scott, the following directors were re-elected today: Steven Gillis, Colin R. Mallet, Kenneth Galbraith and Robert W. Rieder.

Mr. Scott has been an active director since his election to the Board at Micrologix' AGM last year.  He has chaired the company's Compensation and Corporate Governance Committees and also chaired the Search Committee that brought Dr. Jim DeMesa, Micrologix' newly appointed CEO, to the company.  Mr. Scott has more than 30 years experience in investment analysis and management, including founding a mutual fund management company, Scotiafund Financial Services Inc. and the largest independent investment counseling firm in Atlantic Canada.  Most recently, he was President of MDS Ventures Pacific before retiring in 1999.  Mr. Scott is also Chairman of AnorMED Inc.

"I have enjoyed serving Micrologix as Chairman and also interim CEO during our search for a new CEO to lead the company through the exciting times ahead," said William J. (Bud) Foran, Director.  "I am delighted that David will be taking over as Chairman and look forward to working closely with him and Dr. Jim DeMesa during the coming months to ensure a successful transition.  We are pleased that Jim could join us today to meet with shareholders in preparation for formally assuming the role of President and CEO on October 1st."

"On behalf of everyone at Micrologix, I'd like to thank Bud for his untiring dedication and contributions over the years," said David Scott, Chairman.  "I look forward to working with my fellow directors, Jim DeMesa and the entire management team to build on Micrologix' leading position as a developer of much needed novel antibiotics."

Clinical Program Update

The company reported that the Phase II clinical trial for MBI 594AN for the treatment of acne is on track for completion in November 2001, with the last subjects completing testing this week.  The fast-track Phase III clinical trial of MBI 226 is proceeding, with approximately 500 subjects enrolled at 16 sites across the U.S.   At the current rate, it is expected that enrollment should approach 1,000 by the end of 2001 and be completed by June 2002.  Clinical results for MBI 226 are expected to be available in the second half of 2002.

About Micrologix

Micrologix develops novel drugs targeted at severe and life-threatening diseases - particularly those caused by antibiotic-resistant bacteria. The Company's portfolio of antibiotic drug candidates is based on improved analogs of naturally occurring cationic peptides found in the host defense systems of most life forms. Micrologix currently has two drugs in clinical trials in the United States: MBI 226 for preventing catheter-related bloodstream infections in Phase III and MBI 594AN for treating acne in Phase II. The Company's common shares are included in the TSE 300 Composite Index.

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange and the Canadian Venture Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.